UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

CHANGES TO EXECUTIVE OFFICERS
SIGNATURES

CHANGES TO EXECUTIVE OFFICERS

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K regarding changes to its executive officers.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

Effective June 14, 2014, Narayana Murthy and S. Gopalakrishnan ceased to be executive officers of the Company. On June 14, 2014, Narayana Murthy and S. Gopalakrishnan voluntarily stepped down as Executive Chairman and Executive Vice Chairman, respectively. In order to facilitate a smooth transition of responsibilities, they will continue on the Board till October 10, 2014 as the Non-executive Chairman and Non-executive Vice Chairman, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: June 17, 2014	S. D. Shibulal Chief Executive Officer